

August 6, 2012

<u>Via E-mail</u>
James Sammon
Chief Executive Officer
Greenwind NRG Inc.
69 Saphire, The Grange
Stilorgan, Co.
Dublin, Ireland

> **Re: Greenwind NRG Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed July 25, 2012**
> **File No. 333-178741**

Dear Mr. Sammon:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

1.   Please review your entire document carefully to ensure that your disclosure is current. For example, your disclosure regarding your net loss since inception on page 10 is outdated, and your liquidity discussion on page 25 continues to be outdated as noted in prior comment 5. Also, your disclosure on the prospectus cover that the offering will end no later than December 31, 2012 is no longer consistent with your disclosures elsewhere in the prospectus that your offering will terminate 180 days after the effectiveness of the registration statement.

Much of the prospectus has been drafted by a director and officer of the company and because of this there is a risk of inaccurate information, page 10

2.   The caption of this risk factor continues to suggest that there is a material risk of inaccurate information in your prospectus. Please revise this caption to be consistent with your response to prior comment 1.

Plan of Distribution; Terms of the Offering, page 18

3.   Regarding your response to prior comment 3:
- Exhibit 99.1 as currently revised says that (1) investors will have rights as shareholders when your board approves the acceptance of the subscriptions, (2) closing will occur and the transaction "shall become effective" on the day that you have received the subscription agreement and payment, and (3) you will issue shares every 30 days. It is unclear how these statements are consistent. Will your board be meeting daily? How can the closing occur and investors have rights as shareholders before you issue the shares? Please clarify.
- From your disclosure here and in exhibit 99.1, it appears that the board's acceptance of the subscription is separate from the board's approval of the issuance of the shares, and the board has yet to do either. It remains unclear why the board has not yet authorized the issuance of the shares offered. Please provide us copies of the "Nevada law" that you mention in response 8 of your letter to us submitted June 6, 2012.
- Please add appropriate risk factors to address investors' lack of ability to revoke subscriptions while you have the ability to use investors' funds before closing.
- Please clarify whether the board must decide whether to accept a subscription before the end of the 30-day period in which the investor subscribes. Currently, it is unclear whether the board can decide to delay acceptance until a subsequent 30-day period.
- If true, please disclose that you will return an investor's funds promptly after you determine not to accept that investor's subscription.

Rule 144, page 34

4.   We note your response to prior comment 6; however, Regulation S-K Item 201(a)(2) requires that you disclose the amount of your common equity that could be sold pursuant to Rule 144. Your current disclosure indicates that you may be an issuer described in Rule 144(i)(1) "at some point in the future." Such disclosure – along with response 15 in your letter to us submitted June 6, 2012 – suggests that you may facilitate sales in reliance on Rule 144 subject only to the conditions applicable to companies that are not described in Rule 144(i)(1); therefore, please provide the disclosure mentioned in the last two sentences of prior comment 6. Please call us at the telephone numbers provided below if you have any questions about this or our other comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kevin Kuhar at (202) 551-3662 or Kate Tillan, Assistant Chief Accountant, at (202) 551-36604 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail): Scott Doney, Esq.